Wearable Health Solutions, Inc.

2901 Pacific Coast Highway, Suite 200

Newport Beach, CA 92663

Phone: (949) 270-7460

Jenny O’Shanick

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wearable Health Solutions, Inc.
Offering Statement on Form 1-A
Filed: March 30, 2023
File No. 024-12202

April 5, 2023

Dear Ms. O’Shanick,

This letter sets forth the request of Wearable Health Solutions, Inc., (“WHSI” or the “Company”) to Qualify its Offering Statement on Form 1-A.

Kindly be advised that Wearable Health Solutions, Inc. requests that its Regulation A offering be qualified on Friday April 7, 2023 at 2pm Eastern Time., or as soon thereafter is practicable.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (949) 270-7460 or Jonathan D. Leinwand, Esq. at (954) 903-7856. Thank you for your attention to this matter.

We trust the foregoing is in order.

Wearable Health Solutions, Inc.

/s/ Harrysen Mittler
Name:	Harrysen Mittler
Title:	Chief Executive Officer, Director